UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 20)*

                               URS CORPORATION
                               (Name of Issuer)

                        Common Stock ($.01 per value)
                        (Title of Class of Securities)

                                 903236-10-7
                                (CUSIP Number)

                              Donald S. Scherer
         Howard, Rice, Nemerovski, Canady, Robertson, Falk & Rabkin,
                          A Professional Corporation
                     Three Embarcadero Center, Suite 700
                           San Francisco, CA  94111
                                (415) 434-1600
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               January 24, 1995
                        (Date of Event which Requires
                          Filing of this Statement)


        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

        Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
        Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








































CUSIP No. 903236-10-7           SCHEDULE 13D               Page 3 of 17

1   Name of Reporting Person                 BK CAPITAL PARTNERS I, L.P.

    IRS Identification No. of Above Person                    94-3013688

2   Check the Appropriate Box if a Member of a Group           (a) x
                                                               (b)
3   SEC USE ONLY

4   Source of Funds                                                   WC

5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)

6   Citizenship or Place of Organization                      California

                     7    Sole Voting Power                         -0-

       NUMBER OF
         SHARES      8    Shared Voting Power                   2,472,693*
      BENEFICIALLY
      OWNED BY EACH
        REPORTING    9    Sole Dispositive Power                    -0-
       PERSON WITH
                     10    Shared Dispositive Power              2,472,693*

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person                                            2,472,693*

12   Check Box if the Aggregate Amount in Row 11 Excludes
     Certain Shares

13   Percent of Class Represented by Amount in Row 11               31.2%*

14   Type of Reporting Person                                         PN



     *    See response to Item 5.





CUSIP No. 903236-10-7           SCHEDULE 13D               Page 4 of 17

1   Name of Reporting Person                BK CAPITAL PARTNERS II, L.P.

    IRS Identification No. of Above Person                    94-3048313

2   Check the Appropriate Box if a Member of a Group             (a) x
                                                                 (b)

3   SEC USE ONLY

4   Source of Funds                                                   WC

5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)

6   Citizenship or Place of Organization                      California

                        7    Sole Voting Power                    -0-

         NUMBER OF
          SHARES        8    Shared Voting Power               2,472,693*
       BENEFICIALLY
       OWNED BY EACH
         REPORTING      9    Sole Dispositive Power               -0-
        PERSON WITH
                        10    Shared Dispositive Power         2,472,693*

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person                                          2,472,693*

12   Check Box if the Aggregate Amount in Row 11 Excludes
     Certain Shares

13   Percent of Class Represented by Amount in Row 11             31.2%*

14   Type of Reporting Person                                         PN



     *    See response to Item 5.





CUSIP No. 903236-10-7           SCHEDULE 13D              Page 5 of 17

1   Name of Reporting Person               BK CAPITAL PARTNERS III, L.P.

    IRS Identification No. of Above Person                    94-3091845

2   Check the Appropriate Box if a Member of a Group            (a) x
                                                                (b)
3   SEC USE ONLY

4   Source of Funds                                                   WC

5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)

6   Citizenship or Place of Organization                      California

                        7    Sole Voting Power                    -0-

       NUMBER OF
        SHARES          8    Shared Voting Power              2,472,693*
      BENEFICIALLY
     OWNED BY EACH
       REPORTING        9    Sole Dispositive Power               -0-
      PERSON WITH
                        10    Shared Dispositive Power        2,472,693*

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person                                         2,472,693*

12   Check Box if the Aggregate Amount in Row 11 Excludes
     Certain Shares

13   Percent of Class Represented by Amount in Row 11             31.2%*

14   Type of Reporting Person                                         PN



     *    See response to Item 5.





CUSIP No. 903236-10-7           SCHEDULE 13D              Page 6 of 17

1   Name of Reporting Person                             THE COMMON FUND

    IRS Identification No. of Above Person                    23-7037968

2   Check the Appropriate Box if a Member of a Group           (a) x
                                                               (b)

3   SEC USE ONLY

4   Source of Funds                                                   WC

5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)

6   Citizenship or Place of Organization                        New York

                      7    Sole Voting Power                         -0-

       NUMBER OF
         SHARES       8    Shared Voting Power                  2,472,693*
      BENEFICIALLY
     OWNED BY EACH
       REPORTING      9    Sole Dispositive Power                    -0-
      PERSON WITH
                      10    Shared Dispositive Power            2,472,693*

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person                                           2,472,693*

12   Check Box if the Aggregate Amount in Row 11 Excludes
     Certain Shares

13   Percent of Class Represented by Amount in Row 11             31.2%*

14   Type of Reporting Person                                         CO



     *    See response to Item 5.





CUSIP No. 903236-10-7           SCHEDULE 13D              Page 7 of 17

1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, L.P.

    IRS Identification No. of Above Person                    94-3205364

2   Check the Appropriate Box if a Member of a Group            (a) x
                                                                (b)

3   SEC USE ONLY

4   Source of Funds                                       Not applicable

5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)

6   Citizenship or Place of Organization                      California

                        7    Sole Voting Power                    -0-

       NUMBER OF
        SHARES          8    Shared Voting Power              2,472,693*
      BENEFICIALLY
     OWNED BY EACH
       REPORTING        9    Sole Dispositive Power               -0-
      PERSON WITH
                       10    Shared Dispositive Power         2,472,693*

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person                                         2,472,693*

12   Check Box if the Aggregate Amount in Row 11 Excludes
     Certain Shares

13   Percent of Class Represented by Amount in Row 11             31.2%*

14   Type of Reporting Person                                     PN, IA



     *    See response to Item 5.





CUSIP No. 903236-10-7           SCHEDULE 13D              Page 8 of 17

1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, INC.

    IRS Identification No. of Above Person                    94-2967812

2   Check the Appropriate Box if a Member of a Group            (a) x
                                                                (b)

3   SEC USE ONLY

4   Source of Funds                                       Not applicable

5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)

6   Citizenship or Place of Organization                      California

                        7    Sole Voting Power                    -0-

       NUMBER OF
        SHARES          8    Shared Voting Power              2,472,693*
      BENEFICIALLY
     OWNED BY EACH
       REPORTING        9    Sole Dispositive Power               -0-
      PERSON WITH
                       10    Shared Dispositive Power         2,472,693*

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person                                         2,472,693*

12   Check Box if the Aggregate Amount in Row 11 Excludes
     Certain Shares

13   Percent of Class Represented by Amount in Row 11             31.2%*

14   Type of Reporting Person                                         CO



     *    See response to Item 5.





CUSIP No. 903236-10-7           SCHEDULE 13D              Page 9 of 17

1   Name of Reporting Person                             RICHARD C. BLUM

    S.S. No. of Above Person                                 556 42 3196

2   Check the Appropriate Box if a Member of a Group           (a)
                                                               (b)

3   SEC USE ONLY

4   Source of Funds                                       Not applicable

5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)

6   Citizenship or Place of Organization                             USA

                      7    Sole Voting Power                      17,841

       NUMBER OF
        SHARES        8    Shared Voting Power                 2,472,693*
      BENEFICIALLY
     OWNED BY EACH
       REPORTING      9    Sole Dispositive Power                 17,841
      PERSON WITH
                     10    Shared Dispositive Power            2,472,693*

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person                                          2,490,534*

12   Check Box if the Aggregate Amount in Row 11 Excludes
     Certain Shares

13   Percent of Class Represented by Amount in Row 11             31.4%*

14   Type of Reporting Person                                         IN



     *    See response to Item 5.





Item 1.  Security and Issuer

This Amendment No. 20 (the "Amendment") to Schedule 13D relates to shares of common stock, $0.01 par value (the "Stock"), of URS Corporation, a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 100 California Street, Suite 500, San Francisco, CA 94111-4529.

This Amendment amends and restates Amendment No. 19 to Schedule 13D. This Amendment is being filed because of certain dispositions of stock set forth in Item 5(c) below.

Item 2.   Identity and Background

This Amendment is filed on behalf of BK Capital Partners I, L.P., a California limited partnership ("BK I"), BK Capital Partners II, L.P., a California limited partnership ("BK II"), BK Capital Partners III, L.P., a California limited partnership ("BK III"), The Common Fund, a New York non-profit corporation, Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."), Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."), and Richard C. Blum, the Chairman and substantial shareholder of RCBA Inc.

BK I, BK II and BK III are each California limited partnerships whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of BK I, BK II and BK III. RCBA, L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:












Name and         Business          Citizenship   Principal Occupation
Office Held      Address                         or Employment

Richard C. Blum  909 Montgomery St.    USA       Chairman and
Chairman and     Suite 400			 Director, RCBA, L.P.
Director         San Francisco, CA

Thomas L.        40 Wall Street        USA       Chairman, Loeb
Kempner          New York, NY                    Partners
Director         10005                           Corporation,
                                                 Investment
                                                 Banking Business

Nils Colin Lind  909 Montgomery St.   Norway     Managing
Managing         Suite 400                       Director, RCBA, L.P.
Director and
Director         San Francisco, CA

George A.        909 Montgomery St.    USA       Managing
Pavlov           Suite 400			 Director and
Managing         San Francisco, CA  	 	 Chief Financial
Director, Chief  				 Officer, RCBA, L.P.
Financial Officer
and Director

Alexander L.     909 Montgomery St.    USA       Managing
Dean             Suite 400			 Director of
Managing         San Francisco, CA		 Investments, RCBA, L.P.
Director of
Investments and
Director

Peter E.         909 Montgomery St.    USA       Managing
Rosenberg        Suite 400                       Director of
Managing         San Francisco, CA		 Investments, RCBA, L.P.
Director of
Investments and
Director

Michael Kane     909 Montgomery St.    USA       Managing
Managing         Suite 400                       Director of
Director of      San Francisco, CA	         Investments, RCBA, L.P.
Investments

Donald S.	 3 Embarcadero Center  USA	 Howard, Rice, et al.
Scherer		 Suite 700			 (law firm)
Secretary	 San Francisco, CA 94111

The Common Fund is a New York not-for-profit corporation principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The name, business address and present principal occupation of each of the trustees and executive officers of The Common Fund are as follows (all are United States citizens):

     Trustees

        Paul J. Aslanian                 David M. Lascell
        Treasurer                        Partner
        Macalester College               Hallenbeck, Lascell, Norris & Zorn
        1600 Grand Avenue                One Exchange Street
        St. Paul, MN  55105              Rochester, NY  14614-1403

        John B. Carroll                  John T. Leatham
        President                        Chairman
        GTE Investment Management        Security Health Partners
        Corp.                            1925 Calvin Court
        Tresser Boulevard                River Woods, IL  60015
        Seventh Floor
        Stamford, CT  06901              Louis W. Moelchert
                                         Vice President for Business
        Mayree C. Clark                  and Finance
        Managing Director, Global        University of Richmond
        Research                         Campus Drive, Room 202
        Morgan Stanley & Co., Inc.       Maryland Hall
        1251 Avenue of the Americas      Richmond, VA  23173
        New York, NY  10020
                                         Andre F. Perold
        Herbert M. Gordon                Sylvan C. Coleman Professor
        Treasurer                          of Financial Management
        The Regents of the               Harvard University Graduate
        University of California           School of Business
        Kaiser Center                      Administration
        300 Lakeside Drive, 17th         Morgan Hall, 367, Soldiers
        Floor                            Field
        Oakland, CA  94612-3550          Boston, MA  02163





                                         Todd E. Petzel
        Caspa L. Harris, Jr              Executive Vice President
        President                          Business Development
        National Association of          Chicago Mercantile Exchange
          College and University         30 South Wacker Drive
          Business Officers              Chicago, IL  60606
        1 Dupont Circle, Suite 500
        Washington, DC  20036            Robert S. Salomon, Jr.
                                         President
        Norman G. Herbert                STI Management LLC
        Treasurer and Investment         36 Flying Cloud Road
        Officer                          Stamford, CT  06902
        University of Michigan
        5032 Fleming Administration      William T. Spitz
        Building                         Treasurer
        Ann Arbor, MI  48109-1340	 Vanderbilt University
                                         102 Alumni Hall
        William Hromadka                 Nashville, TN  37240-0159
        Treasurer and Assoc. Sr.
        Vice President                   David K. Storrs, President
        University of Southern           The Common Fund
        California			 450 Post Road East
        University Park, Treasurer's     Westport, CT  06881-0909
        Office
        BKS 402 - Bookstore Building
        Los Angeles, CA  90089-2541

        Lyn Hutton
        Vice President Finance and
        Treasurer
        Dartmouth College
        6008 Parkhurst Hall, Room
        102
        Hanover, NH  03755-3529


The executive officers of The Common Fund who are not Trustees are as follows (the business address for each person is The Common Fund, 450 Post Road East, Westport, CT 06881-0909):

        John S. Griswold, Jr.            Curt R. Tobey
        Senior Vice President            Senior Vice President

        Robert E. Shultz		 Gary P. Watson
        Senior Vice President            Chief Operating Officer and
                                         Secretary







To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The source of funds for the previous purchases of Stock was the working capital of the Reporting Persons.

Item 4.   Purpose of Transaction.

The Reporting Persons previously acquired the Stock for investment purposes. Depending on market conditions and other factors, the Reporting Persons may purchase additional shares of the Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, they may, at some future time, sell all or some of their shares of the Stock.

Richard C. Blum is a director of the Issuer, and RCBA L.P. receives consulting fees from the Issuer. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of
Item 4, although the Reporting Persons may in the future take actions that would have such an effect.

Item 5.   Interest in Securities of the Issuer

(a) & (b) According to the Issuer, 7,003,666 shares of the Stock were outstanding as of January 31, 1995. The following Reporting Persons have the following direct holdings in the Stock or in Stock obtainable upon the exercise of warrants ("Warrant Shares"):


                          Shares of         Warrant      Percentage
Name                     Stock Owned      Shares Owned      Owned

BK I                       104,719          403,546          6.9%

BK II                      117,869          403,546          7.0%

BK III                     248,738          115,299          5.1%
The Common Fund          1,077,980              -0-         15.4%

RCBA L.P.                      996              -0-      Less than 1%

          Total          1,550,302          922,391         31.2%


Because voting and investment decisions concerning the above shares are made by RCBA L.P., the Reporting Persons affirm membership in a group. Therefore, each Reporting Person is deemed to have beneficial ownership of an aggregate of 2,472,693 shares of the Stock, which is 31.2% of the outstanding Stock (calculated in accordance with Rule 13d-3(d)(l)(i) of the Securities Exchange Act of 1934).

As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. In addition, Mr. Blum has sole beneficial ownership of 17,841 shares of the Stock (consisting of shares held directly, shares held as beneficiary of a trust and options currently exercisable or exercisable within 60 days). If Mr. Blum were deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc., he would own beneficially an aggregate of 2,490,534 shares, which is 31.4% of the Stock. Although Mr. Blum is joining in this Amendment as a Reporting Person, the filing of this Amendment shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

(c)  During the last 60 days, the following dispositions have been made:
On January 24, 1994, BK III distributed an aggregate of 77,500 shares of the Stock to two of its limited partners in connection with such limited partners' withdrawal from the partnership.

(d) and (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.   Material to be Filed as Exhibits

Joint Filing Undertaking.















                                 Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 31, 1995

BK CAPITAL PARTNERS I, L.P.             THE COMMON FUND

BK CAPITAL PARTNERS II, L.P.            By:  Richard C. Blum & Associates,
                                             Inc., Investment Adviser
BK CAPITAL PARTNERS III, L.P.

RICHARD C. BLUM & ASSOCIATES, L.P.           By:  /s/ Donald S. Scherer
                                                  _____________________
                                                  Donald S. Scherer,
                                                       Secretary
By:  Richard C. Blum & Associates,
     Inc., its General Partner


     By:  /s/ Donald S. Scherer
          _____________________
          Donald S. Scherer,
          Secretary


RICHARD C. BLUM & ASSOCIATES, INC.      /s/ N. Colin Lind
                                        _________________
                                        RICHARD C. BLUM

By:  /s/ Donald S. Scherer              By:  N. Colin Lind
     _____________________                   Attorney-in-Fact
     Donald S. Scherer,
     Secretary
















                           JOINT FILING UNDERTAKING

          The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to Amendment No. 20 to Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

DATED:  January 31, 1995

BK CAPITAL PARTNERS I, L.P.             THE COMMON FUND

BK CAPITAL PARTNERS II, L.P.            By:  Richard C. Blum & Associates,
                                             Inc., Investment Adviser
BK CAPITAL PARTNERS III, L.P.

RICHARD C. BLUM & ASSOCIATES, L.P.           By:  /s/ Donald S. Scherer
                                                  _____________________
                                                  Donald S. Scherer,
                                                  Secretary
By:  Richard C. Blum & Associates,
     Inc., its General Partner


     By:  /s/ Donald S. Scherer
          _____________________
          Donald S. Scherer,
               Secretary


RICHARD C. BLUM & ASSOCIATES, INC.      /s/ N. Colin Lind
                                        _________________
                                        RICHARD C. BLUM

By:  /s/ Donald S. Scherer              By:  N. Colin Lind
     _____________________                   Attorney-in-Fact
     Donald S. Scherer,
     Secretary













